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Exhibit 2

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company")

OPTION AGREEMENT

INTRODUCTION

  DRD is pleased to announce that it has entered into an agreement with the Investec Group ("Investec") which grants Investec an American call option to acquire 10.2 million new, fully paid up DRD ordinary shares ("the option")("the transaction").

TRANSACTION DESCRIPTION

  The option has a strike price in US Dollars equal to 95.5% of the simple average of the daily volume-weighted price of DRD American Depository Receipts ("ADRs") trading on NASDAQ for the ten days prior to exercise date. The option carries an expiration date of 15 March 2004.

RATIONALE FOR THE TRANSACTION

  Should the option be exercised, DRD will apply the proceeds arising from the exercise of the option towards its general corporate funding requirements.

PRO FORMA FINANCIAL EFFECTS

  To assist shareholders to assess the impact of the new issue of shares in the event of exercise of the option, set out below are the pro forma effects thereof on the earnings, headline earnings, net asset value and tangible net asset value per DRD ordinary share. The material assumptions are set out following the table. These pro forma financial effects do not constitute a representation of the future financial position of DRD should the option be exercised and have been disclosed in terms of the Listings Requirements of the JSE Securities Exchange South Africa.

	Before the exercise of the option (cents)	After the exercise of the option (cents)	Change(%)
Earnings per share	202.3	195.5	(3)
Headline earnings per share	216.9	209.2	(4)
Net asset value per share	247.6	317.8	28
Tangible net asset value per share	247.6	317.8	28

Notes:

1.
The earnings and headline earnings per share in the "Before the exercise of the option" column of the table are based on the audited income statement of DRD for the financial year ended 30 June 2003.

2.
The earnings and headline earnings per share in the "After the exercise of the option" column of the table are based on 193 500 665 shares in issue, being the weighted average number of shares in issue for the year, and the assumptions that:

  •
  the option was exercised on 1 July 2002;

  •
  the ten-day trade-weighted average price of DRD ADRs on NASDAQ at that date equated to R15.86 per DRD ADR; and

  •
  the cash raised on issue of DRD shares pursuant to the exercise of the option earned interest at a rate of 6.5%, which interest attracted South African normal tax at a rate of 30%.

3.
The net asset value per share and tangible net asset value per share in the "Before the exercise of the option" column of the table are based on the audited balance sheet of DRD at 30 June 2003.

4.
The net asset value per share and tangible net asset value per share in the "After the exercise of the option" column of the table are based on 194 422 073 shares in issue and the assumptions that:

•
the option was exercised on 30 June 2003; and

•
the ten-day trade-weighted average price of DRD ADRs on NASDAQ at that date equated to R15.86 per DRD ADR.

5.
The pro forma financial effects have been prepared according to SA GAAP and have not been audited.

Johannesburg
17 December 2003

Financial adviser
Investments (Proprietary) Limited
(Registration number 2002/005616/07)

Sponsor
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

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Exhibit 2